                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                   FORM 11-K

[X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

             For the nine month period ended. . . . . . . . . .December 31, 1997

                                       OR

[ ]         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            For the transition period from. . . . . . . . . . to. . . . . . . .
            Commission file number . . . . . . . . . . . . . . . . . . . . . . .

            A. FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
                         (Full title of the Plan)

            B. FMC CORPORATION
               200 East Randolph Drive, Chicago, Illinois 60601
               (Name and Address of Issuer)



       SIGNATURES
       ----------

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned duly authorized.


                                      FMC EMPLOYEES' THRIFT AND
                                      STOCK PURCHASE PLAN


                                      By  /s/ Steven H. Shapiro
                                          -----------------------------

                                      Associate General Counsel and
                                      Assistant Secretary

       Dated: June 29, 1998

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN



TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                        Page(s)
                                                                        -------

Independent Auditors' Report..........................................     1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits with Fund
   Information........................................................    2-3
  Statements of Changes in Net Assets Available for Plan Benefits with
  Fund Information....................................................    4-5

Notes to Financial Statements.........................................    6-12

                                                              Schedule
                                                              --------

Item 27a - Schedule of Assets Held for Investment Purposes....... 1      13-14

Item 27d - Schedule of 5% Reportable Transactions................ 2        15

                          Independent Auditors' Report
                          ----------------------------


The Employee Welfare Benefits Plan
Committee of FMC Corporation:


We have audited the accompanying statements of net assets available for plan benefits of FMC Employees' Thrift and Stock Purchase Plan (the Plan) as of December 31, 1997 and March 31, 1997, and the related statements of changes in net assets available for plan benefits for the nine month period ended December 31, 1997 and the year ended March 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of FMC Employees' Thrift and Stock Purchase Plan as of December 31, 1997 and March 31, 1997, and the changes in net assets available for plan benefits for the nine month period ended December 31, 1997 and the year ended March 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable 5% transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                             /s/ KPMG Peat Marwick LLP

Chicago, Illinois
June 26, 1998

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Statement of Net Assets Available for Plan Benefits with Fund Information

December 31, 1997

(In thousands)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Fidelity      Low
                                    FMC            Stable                 Mutual                  Fidelity    Blue Chip    Priced
                                   Stock    Loan    Value    Clipper    Qualified (Z)   Sequoia    Puritan     Growth       Stock
                                   Fund     Fund    Fund      Fund          Fund         Fund       Fund        Fund        Fund
---------------------------------------------------------------------------------------------------------------------------------
Assets
---------------------------------------------------------------------------------------------------------------------------------

Investments at fair value        $345,584    -     145,506    21,884       19,400       29,491      6,595       12,489      4,356
---------------------------------------------------------------------------------------------------------------------------------

Total investments                 345,584    -     145,506    21,884       19,400       29,491      6,595       12,489      4,356
---------------------------------------------------------------------------------------------------------------------------------

Receivables:
  Participants' loans receivable      -    23,000      -         -            -            -          -            -           -
---------------------------------------------------------------------------------------------------------------------------------

Net assets available for
  Plan Benefits                  $345,584  23,000  145,506    21,884       19,400       29,491      6,595       12,489      4,356
---------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                                Retirement
                                                Government    U.S.
                                  Diversified     Money      Equity    Harsco
                                 International    Market     Index     Stock
                                     Fund          Fund       Pool      Fund      Total
-----------------------------------------------------------------------------------------
Assets
-----------------------------------------------------------------------------------------

Investments at fair value           2,809         3,902      14,790      284     $607,090
-----------------------------------------------------------------------------------------

Total investments                   2,809         3,902      14,790      284      607,090
-----------------------------------------------------------------------------------------

Receivables:
  Participants' loans receivable       -             -          -         -        23,000
-----------------------------------------------------------------------------------------

Net assets available for
  Plan Benefits                     2,809         3,902      14,790      284     $630,090
-----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Statement of Net Assets Available for Plan Benefits with Fund Information

March 31, 1997

(In thousands)

================================================================================================

                                                  FMC      Fixed
                                                 Stock     Income     Equity    Loan
                                                 Fund       Fund       Fund     Fund     Total
------------------------------------------------------------------------------------------------
                 Assets
------------------------------------------------------------------------------------------------
Investment in the FMC Corporation Salaried
  Employees' Master Trust (notes 2 and 3)       $431,790   221,948    63,822     -      $717,560
------------------------------------------------------------------------------------------------

Total investments                                431,790   221,948    63,822     -       717,560
------------------------------------------------------------------------------------------------

Receivables:
  Participants' loans receivable (note 1)            -         -         -     28,639     28,639
  Other receivables                                  558       -         -        -          558
------------------------------------------------------------------------------------------------

Net assets available for
  Plan Benefits                                 $432,348   221,948    63,822   28,639   $746,757
================================================================================================

The accompanying notes are an integral part of these financial statements.

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information

Nine months ended December 31, 1997

(In thousands)

=================================================================================================================================-


                                                   FMC        Fixed                             Stable                  Mutual
                                                  Stock       Income      Equity       Loan      Value     Clipper   Qualified(Z)
                                                  Fund         Fund        Fund        Fund      Fund       Fund         Fund
                                               -----------------------------------------------------------------------------------
Additions:
 Net appreciation (depreciation) in
  fair value of investments                   $  51,546       (1,118)       5,852          -         -       (27)           378
 Interest and dividend income                       670        2,174            3        362     6,468     2,796          2,018
 Contributions - employees                       14,468          316        1,113          -     2,985     1,144          1,173
 Contributions - employer                        11,756            -            -          -       371         -              -
 Loan repayments                                  3,425            -            -     (4,859)      846       109             99
 ---------------------------------------------------------------------------------------------------------------------------------

Total additions                                  81,865        1,372        6,968     (4,497)   10,670     4,022          3,668
----------------------------------------------------------------------------------------------------------------------------------


Deductions:
 Distributions to participants                   23,474        5,178        1,093        458    14,156     1,349          1,343
 Expenses                                             2            -            -          -         -         1              -
 Loans issued                                     3,757            -            -     (6,763)    1,826       198            197
----------------------------------------------------------------------------------------------------------------------------------
Total deductions                                 27,233        5,178        1,093     (6,305)   15,982     1,548          1,540
----------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions) prior to
 interfund transfers and other changes           54,632       (3,806)       5,875      1,808    (5,312)    2,474          2,128

Interfund transfers                             (15,239)    (162,156)     (53,707)       722   152,605    19,651         17,629
Net tranferred in (out) (note 5)               (126,157)     (55,986)     (15,990)    (8,169)   (1,787)     (241)          (357)
==================================================================================================================================
Net additions (deductions)                      (86,764)    (221,948)     (63,822)    (5,639)  145,506    21,884         19,400

Net assets available for benefits at
 beginning of period                            432,348      221,948       63,822     28,639         -         -              -
----------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits at
 end of period                                $ 345,584            -            -     23,000   145,506    21,884         19,400
==================================================================================================================================



==================================================================================================================================
                                                                                                        Retirement
                                                                       Fidelity     Low                 Government     U.S.
                                                             Fidelity  Blue Chip  Priced   Diversified     Money      Equity
                                                   Sequoia   Puritan    Growth     Stock      Int'l       Market       Index
                                                    Fund       Fund      Fund      Fund       Fund         Fund        Pool
----------------------------------------------------------------------------------------------------------------------------------
Additions:
 Net appreciation (depreciation) in
  fair value of investments                        4,762        (15)      505         7          (90)          -      1,832
 Interest and dividend income                        247        448       582       220          104         123         14
 Contributions - employees                         1,437        782     1,102       469          346         483        811
 Contributions - employer                              -          -         -         -            -           -          -
 Loan repayments                                     120         28        74        22           29          34         73
----------------------------------------------------------------------------------------------------------------------------------
Total additions                                    6,566      1,243     2,263       718          389         640      2,730
----------------------------------------------------------------------------------------------------------------------------------


Deductions:
 Distributions to participants                     1,578        175       593        23           45         875        598
 Expenses                                           -             -         -         2            -           -          -
 Loans issued                                        232         78       199        31           43          54        147
----------------------------------------------------------------------------------------------------------------------------------
Total deductions                                   1,810        253       792        56           88         929        745
----------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions) prior to
 interfund transfers and other change              4,756        990     1,471       662          301        (289)     1,985

Interfund transfers                               25,262      3,615     3,695     3,614        1,401         739      2,090
Net tranferred in (out) (note 5)                    (527)     1,990     7,323        80        1,107       3,452     10,715
==================================================================================================================================

Net additions (deductions)                        29,491      6,595    12,489     4,356        2,809       3,902     14,790

Net assets available for benefits at
 beginning of period                                  -           -         -         -            -           -          -
----------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits at
 end of period                                    29,491      6,595    12,489     4,356        2,809       3,902     14,790
==================================================================================================================================




                                                 Harsco
                                                  Stock
                                                  Fund               Total
===========================================================================
Additions:
 Net appreciation (depreciation) in
  fair value of investments                         60             $ 63,692
 Interest and dividend income                        -               16,229
 Contributions - employees                         269               26,898
 Contributions - employer                            -               12,127
 Loan repayments                                     -                    -
 --------------------------------------------------------------------------

Total additions                                    329              118,946
---------------------------------------------------------------------------


Deductions:
 Distributions to participants                      43               50,981
 Expenses                                            -                    5
 Loans issued                                        1                    -
---------------------------------------------------------------------------

Total deductions                                    44               50,986
---------------------------------------------------------------------------

Net additions (deductions) prior to
 interfund transfers and other changes             285               67,960

Interfund transfers                                 79                    -
Net tranferred in (out) (note 5)                   (80)            (184,627)
===========================================================================
Net additions (deductions)                         284             (116,667)

Net assets available for benefits at
 beginning of period                                 -              746,757
---------------------------------------------------------------------------

Net assets available for benefits at
 end of period                                     284             $630,090
===========================================================================

The accompanying notes are an integral part of these financial statements.



FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Statement of Changes in Net Assets Available for Plan Benefits with Fund
Information

Year ended March 31, 1997

(In thousands)

============================================================================================================

                                                             FMC       Fixed
                                                            Stock     Income     Equity    Loan
                                                             Fund       Fund      Fund     Fund     Total
------------------------------------------------------------------------------------------------------------
Additions:
 Net investment income from the
  FMC Corporation Salaried Employees'
  Master Trust                                            $(108,238)    16,065    9,429      -   $  (82,744)
------------------------------------------------------------------------------------------------------------

Total investment income                                    (108,238)    16,065    9,429      -      (82,744)

Loans issued, net                                              (961)      (175)    (990)   2,126        -

Contributions - employees                                    20,449      4,886    7,237      -       32,572
Contributions - employer                                     14,606        -        -        -       14,606
------------------------------------------------------------------------------------------------------------

Total additions                                             (74,144)    20,776   15,676    2,126    (35,566)
------------------------------------------------------------------------------------------------------------

Deductions:
 Distributions to participants                              (39,556)   (30,466)  (7,565)     -      (77,587)
 Interfund transfers                                         (7,421)     4,600    2,821      -          -
 Expenses                                                       -          (72)     -        -          (72)
------------------------------------------------------------------------------------------------------------

Total deductions                                            (46,977)   (25,938)  (4,744)     -      (77,659)
------------------------------------------------------------------------------------------------------------

Net increase (decrease) prior to interfund transfers       (121,121)    (5,162)  10,932    2,126   (113,225)

Net assets available for benefits at
 beginning of year                                          553,469    227,110   52,890   26,513     859,982
------------------------------------------------------------------------------------------------------------

Net assets available for benefits at
 end of year                                              $ 432,348    221,948   63,822   28,639 $  746,757
============================================================================================================

The accompanying notes are an integral part of these financial statements.

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Notes to Financial Statements

December 31, 1997 and March 31, 1997

================================================================================
(1)  Description of the Plan

     The following description of the FMC Employees' Thrift and Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan text for a more complete description of the Plan's provisions.

     (a)  General

     The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code, which covers all full-time employees of FMC Corporation (the Company) (other than employees who generally reside or work outside of the United States and employees covered by a collective bargaining agreement). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Contributions

     Participants may elect to have their annual compensation reduced by up to $9,500, subject to adjustments to reflect changes in the cost of living, but not by more than 15% of their total compensation in the aggregate. The aggregate amount of such reductions is contributed to the Plan trust on a pretax basis. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions, or in addition to the maximum pretax contributions of $9,500 (but not more than 15% of their total compensation in the aggregate). The Company makes matching contributions ranging from 15% to 100% of the portion of those contributions not in excess of 5% of each participant's compensation (Basic Contribution), regardless of the $9,500 limit on pretax contributions. At December 31, 1997, 10,155 current and former employees participated in the Plan.

     (c)  Trust Agreement

     Effective June 1, 1997, the Company and Fidelity Management Trust Company (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. The Trust replaced a predecessor trust established with Citibank, N. A. (Citibank). At the same time, the Trustee also became the Plan's recordkeeper. In addition, the Plan's fiscal year-end was changed from March 31 to December 31 for compliance and financial reporting purposes.

     Prior to June 1, 1997, Citibank was the trustee of the FMC Corporation Salaried Employees' Master Trust (the Master Trust) for the collective investment of the assets of the predecessor trust and the trusts associated with two other 401(k) plans of an affiliate of the Company. These three trusts participated in the Master Trust until May 31, 1997, at which time the Master Trust was dissolved and the Plan's share of the assets in the Master Trust was transferred to the Trust (see note 2(d)).

     (d)  Investment options

     Prior to June 1, 1997
     ---------------------

     Within the Master Trust, Citibank and the Company had established an FMC Stock Fund, a Fixed Income Fund, an Equity Fund, and a Harsco Fund. The FMC Stock Fund consisted of shares of the common stock of the Company. The Fixed Income Fund consisted of investments in contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. The Fixed Income Fund was authorized to include (1) securities issued or guaranteed by the U.S.

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Notes to Financial Statements

December 31, 1997 and March 31, 1997

================================================================================
     Government, or any of its agencies or instrumentalities; and (2) short-term, interest-bearing debt obligations pending investment in guaranteed income contracts or government securities. For the Plan year ended March 31, 1997 and the period from April 1, 1997 through May 31, 1997, the guaranteed effective annual yield was approximately 7.2%. The Equity Fund consisted of shares of mutual funds registered under the Investment Company Act of 1940. The Harsco Stock Fund, established as a fund under the Master Trust in January 1995, consisted of common shares of Harsco Corporation, and was not available as an investment election to Plan participants, nor was it included in the Master Trust investments in which the Plan's predecessor trust had an interest (See note 2(d)).

     All employees contributing to the Plan were entitled to elect to have Citibank invest their contributions: (i) entirely in the FMC Stock Fund,
     (ii) entirely in the Fixed Income Fund, (iii) entirely in the Equity Fund, or (iv) in two or more of those funds in increments of 25%. A participant's investment election could be changed prospectively for any plan year. In addition, a participant who had attained age 55 could elect to have all or part (in increments of 25%) of the accumulated balance of the participant's FMC Stock, Fixed Income, and Equity Funds attributable to the participant's contributions transferred among those funds.

     After May 31, 1997
     ------------------

     Upon enrollment in the Plan, a participant may direct his or her contribution in 1% increments in any of the following investment options:

     1)   FMC Stock Fund - Funds are invested in common stock of FMC
          Corporation.

     2) Stable Value Fund - Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. From June 1, 1997 through December 31, 1997, the guaranteed effective annual yield was approximately 7.2%.

     3) Clipper Fund - Funds are invested in undervalued common stocks and in long-term bonds.

     4) Mutual Qualified (Z) Fund - Funds are invested primarily in common and preferred stocks which are considered undervalued by the fund manager.

     5) Sequoia Fund - Fund investments are concentrated in a relatively small number of mostly U. S. headquartered companies with long-term growth potential.

     6) Fidelity Puritan Fund - Funds are invested in high-yielding U.S. and foreign securities, including those in emerging markets.

     7) Fidelity Blue Chip Growth Fund - Funds are invested primarily in common stocks of well-known and established companies.

     8) Low-Priced Stock Fund - Funds are heavily invested in undervalued stocks or out-of-favor stocks.

     9) Diversified International Fund - Funds are invested primarily in stocks of companies located outside the U. S. that are included in the Morgan Stanley EAFE Index.

     10) Retirement Government Money Market Fund - Funds are invested in short-term obligations of the U. S. Government or it agencies.

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Notes to Financial Statements

December 31, 1997 and March 31, 1997

================================================================================
     11) U. S. Equity Index Pool - Funds are invested primarily in common stocks of the 500 companies that make up the S&P 500.

     All Company contributions to the Plan are invested by the Trustee in the FMC Stock Fund and are credited to the respective accounts of the employees participating in the Plan.

     Upon the change in the trusteeship from Citibank to Fidelity Management Trust Company, the assets of the Plan, except for the assets held in the FMC Common Stock Fund, were transferred into the Stable Value Fund, Clipper Fund, Mutual Qualified (Z) Fund and the Sequoia Fund.

     The assets received from the Frigoscandia 401(k) Savings Plan, the Stein Operation Savings Plan and the Moorco International Inc. Incentive Savings Plan due to mergers into the Plan (Note 5) were converted from Principal Financial Group and Vanguard Funds to the new funds offered by Fidelity on the basis of comparable investment options in terms of risk and return.

     (e)  Vesting

     Participants are immediately vested in their elective contributions plus actual earning thereon. Vesting in the Company's contributions and related earnings is based on years of service. A participant is 100% vested after five years of service.

     (f)  Payment of Benefits

     Upon termination of service or attainment of age 59-1/2, any participant may elect to immediately receive a lump sum distribution equal to the value of his or her account. Participants aged 55 or older or whose accounts are valued at not less than $3,500 may, upon termination, elect to defer their lump sum distribution or receive annual installments over a ten-year period. If a participant is not fully vested in the Company's contributions to his or her account on the date of termination of his or her employment, the non-vested portion is forfeited. Such forfeitures reduce future Company contributions to the Plan.

     (g)  Expenses

     The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided in the Plan.

     (h)  Withdrawals and Loans

     The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000; the maximum is the lesser of $50,000, as adjusted, or 50% of the participant's vested account balance. Loans must be repaid over 60 months with interest at the announced Stable Value Fund rate or some other reasonable rate as determined by the Company. Participant loans outstanding as of December 31, 1997 and March 31, 1997 were $23,000,000 and $28,639,000, respectively.

     (i)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Notes to Financial Statements

December 31, 1997 and March 31, 1997

================================================================================
(2)  Summary of Significant Accounting Policies

     The following are the significant accounting policies followed by the Plan:

     (a)  Basis of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting.

     (b)  Investments

     Security transactions are recorded in the financial statements on a settlement-date basis, which does not differ materially from a trade-date basis.

     (c)  Valuation of Investments

     Quoted or estimated market prices are used to value investments except for certain contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value which approximates market value.

     (d)  Investments and Basis of Allocation

     Investments at fair value which represent 5% or more of the Plan's assets available for benefits are separately identified below:

================================================================================
                                                                   December 31,
                                                                       1997
--------------------------------------------------------------------------------
                                                                  (in thousands)
     FMC Stock Fund                                                  $345,059
     Stable Value Fund                                                145,506
================================================================================

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Notes to Financial Statements

December 31, 1997 and March 31, 1997

================================================================================

     During the nine months ended December 31, 1997, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

================================================================================
                                                               Nine months ended
                                                               December 31, 1997
--------------------------------------------------------------------------------
                                                                (in thousands)
     FMC Stock Fund                                                 $51,546
     Fixed Income Fund                                               (1,118)
     Equity Fund                                                      5,852
     Clipper Fund                                                       (27)
     Mutual Qualified (Z) Fund                                          378
     Sequoia Fund                                                     4,762
     Fidelity Puritan Fund                                              (15)
     Fidelity Blue Chip Fund                                            505
     Low-Priced Stock Fund                                                7
     Diversified International Fund                                     (90)
     U. S. Equity Index Pool Fund                                     1,832
     Harsco Stock Fund                                                   60
--------------------------------------------------------------------------------
                                                                    $63,692
================================================================================

     Prior to June 1, 1997 the trusts participating in the Master Trust had an undivided interest in the assets (except for Harsco Corporation stock), liabilities, income, expenses, and gains or losses of the Master Trust. For allocation purposes, each of the participating trusts retained an ownership percentage in the Master Trust net assets which was initially established on the basis of relative net assets contributed by each plan to the Master Trust. Each month, the percentage was adjusted based on the relative amount of contributions and distributions attributable to each plan. The percentage calculated at each month-end was used to allocate the investment income, net of expenses, and gains or losses of Master Trust investments during that month. At March 31, 1997, the Plan's (and its predecessor trust's) interest in the net assets of the Master Trust was approximately 88%, which included investments in the following funds:

================================================================================
                                                                   March 31,
                                                                     1997
--------------------------------------------------------------------------------
                                                                (in thousands)
     Stock Fund                                                  $    431,790
     Fixed Income Fund                                                221,948
     Equity Fund                                                       63,822
--------------------------------------------------------------------------------
                                                                 $    717,560
================================================================================

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Notes to Financial Statements

December 31, 1997 and March 31, 1997

================================================================================

     (e)  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan's financial position or results of operations.

(3)  Master Trust Investments

     The following table presents the cost and fair value of investments for the Master Trust at March 31, 1997. All individual investments greater than 5% of Plan assets are separately identified:



                                                                March 31, 1997
                                                 Number of     ----------------
                                                  shares        Market     Cost
--------------------------------------------------------------------------------
                                                                (in thousands)
     Investments at fair value as determined
        by quoted market value:
          FMC Common Stock                      7,551,260    $ 462,515    87,877
          Other                                                 41,039    16,673
--------------------------------------------------------------------------------

                                                               503,554   104,550

          FNMA bonds                                            49,127    49,392

--------------------------------------------------------------------------------

                                                               552,681   153,942
--------------------------------------------------------------------------------

     Investments at estimated fair value:
        Mutual funds                                            75,310    53,157
        Cash                                                    12,517    12,517
--------------------------------------------------------------------------------

                                                                87,827    65,674
--------------------------------------------------------------------------------

     Investment at contract value -
        Fixed Rate Insurance Contracts                         175,628   186,725
--------------------------------------------------------------------------------
                                                             $ 816,136   406,341
--------------------------------------------------------------------------------

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Notes to Financial Statements

December 31, 1997 and March 31, 1997

================================================================================

     The Master Trust's assets appreciated (depreciated) and earned income as follows, during the year ended March 31, 1997:
================================================================================

                                                                 Year ended
                                                                  March 31,
                                                                    1997
--------------------------------------------------------------------------------
                                                                (in thousands)
     Investment income:
      Net appreciation (depreciation) in fair
        value of investments:
          FMC Corporation common stock                        $   (111,194)
          Harsco common stock                                        3,177
          Mutual funds                                               8,663
          FNMA bonds                                                (1,548)
--------------------------------------------------------------------------------

                                                                  (100,902)

      Interest                                                      18,733
      Dividends                                                      2,975
--------------------------------------------------------------------------------
                                                              $    (79,194)
================================================================================

(4)  Income Taxes

     The Plan received a favorable determination letter from the Internal Revenue Service on April 9, 1986 indicating that it is qualified under
     Section 401(a) of the Internal Revenue Code and therefore the related Master Trust (and, prior to that, the predecessor trust) are exempt from tax under Section 501(a) of the Code. The Plan has been subsequently restated to comply with the Tax Reform Act of 1986 and subsequent legislation. Although the Plan has not yet received a new determination letter on the submitted restated document, the plan administrator is confident that the Plan meets the requirements of Section 401(a).

     The Company receives a Federal income tax deduction for its contributions to the Plan. Participating employees are not subject currently to Federal income tax on their elective contributions, Company contributions, appreciation in the Company's common stock, income, and other items allocated to their individual accounts. Individual participants are taxed on such items at the time of distribution from the Plan.

(5)  Plan Merger and Asset Transfer

     Effective June 1, 1997, the company's defense segment employees' assets were spun-off from the Plan. As a result, assets with a value of $207,768,000 were transferred to the United Defense Salaried Employees' Thrift and Stock Purchase Plan. On June 1, 1997 the Plan received $19,988,000 from the Moorco International Inc. Incentive Savings Plan and $12,960,000 from Frigoscandia's U.S. operation and Stein division plans as result of the plans' mergers into the Plan. On October 7, 1997, the plan transferred $9,889,000 to the United Defense, L. P. Salaried Plan due to the sale of company's defense business to the Carlyle Group. In addition, during the period the Plan received $82,000 due to employee transfers and turnover.

FMC CORPORATION THRIFT AND STOCK                                      Schedule 1
PURCHASE PLAN                                                         ----------

Item 27a--Schedule of Assets Held for Investment Purposes

December 31, 1997

===================================================================================================================================

                                              Description of investment including                                   Current value
Identity of issue, borrower, lessor             maturity date, rate of interest                                     at December 31
         or similar party                     collateral, par, or maturity value                     Cost                1997
-----------------------------------------------------------------------------------------------------------------------------------
FMC Common Stock                              FMC Corporation Stock                              $    *                345,584
  Party in Interest                           5,126,230 shares


Stable Value Fund                             Portfolio includes investment contracts
                                                offered by major insurance companies
                                                and other approved financial institutions             *                145,506

Clipper Fund                                  Stock Long-term Growth Fund                             *                 21,884

Mutual Qualified Fund (Z)                     Stock Long-term Growth Fund                             *                 19,400

Sequoia Fund                                  Stock Long-term Growth Fund                             *                 29,491

Fidelity Puritan Fund                         Stock and Bond Fund                                     *                  6,595

Fidelity Blue Chip Fund                       Large Companies Stock Fund                              *                 12,489

Fidelity Low-Priced Stock Fund                Growth Mutual Fund                                      *                  4,356

Fidelity Diversified International Fund       Growth Mutual Fund of Foreign
                                                Companies                                             *                  2,809
===================================================================================================================================

* Cost information not available


See accompanying independent auditors' report.                       (Continued)

                                                               Schedule 1, cont.
                                                               -----------------
FMC CORPORATION THRIFT AND STOCK
PURCHASE PLAN

Item 27a -- Schedule of Assets Held for Investment Purposes

December 31, 1997

================================================================================================================
                                                 Description of investment including              Current value
    Identity of issue, borrower, lessor            maturity date, rate of interest               at December 31,
             or similar party                    collateral, par, or maturity value      Cost         1997
----------------------------------------------------------------------------------------------------------------
Retirement Government Money Market Portfolio    Money Market Mutual Fund                  *            3,902

U.S Equity Index Pool                           Stock Index Fund                          *           14,790

Harsco Stock Fund                               Harsco Corporation Stock
                                                approximately 3,526 shares                *              284

Participants' loans receivable                  Varying rates of interest 7.2% - 8.5%     *           23,000
----------------------------------------------------------------------------------------------------------------

Total assets held for investment purposes                                                $ --        630,090
================================================================================================================

* Cost information not available

See accompanying independent auditors' report.

FMC CORPORATION THRIFT AND STOCK                                      Schedule 2
PURCHASE PLAN                                                         ----------

Item 27d--Schedule of 5% Reportable Transactions

Nine months ended December 31, 1997

===================================================================================================================================

                                                                                                                  Current
                                                                                      Expenses                 value of asset
                                        Description          Purchase      Selling    incurred     Cost of     on transaction
    Identity of party involved          of security            price        price     with trade   security        date
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity Institutional Retirement    Stable Value Fund    $ 185,033,357   39,521,713      --      39,521,713    39,521,713
  Services Company
  Number of Transactions: 264

Fidelity Institutional Retirement    FMC Stock Fund*        407,687,165   41,810,095      --      36,593,781    41,810,095
  Services Company
  Number of Transactions: 260
===================================================================================================================================

======================================================


                                      Net gain
    Identity of party involved         (loss)
------------------------------------------------------
Fidelity Institutional Retirement        --
  Services Company
  Number of Transactions: 264

Fidelity Institutional Retirement    5,216,314
  Services Company
  Number of Transactions: 260
======================================================

* Party in Interest


See accompanying independent auditors' report.

================================================================================
EXHIBIT INDEX


NUMBER IN
EXHIBIT TABLE           DESCRIPTION
-------------           -----------

10.1 FMC Employees' Thrift and Stock Purchase Plan, as revised and restated as of April 1,991 (incorporated by reference from Exhibit 10.3 to the Form SE filed on March 27, 1992).

10.2 Amendments to the FMC Employees' Thrift and Stock Purchase Plan, through December 31, 1994 (incorporated by reference from Exhibit 10.6 to the form 10-K filed on March 29, 1995)

10.3 Master Trust Agreement between FMC Corporation and Fidelity Management Trust Company effective June 1, 1997, for the FMC Employees' Thrift and Stock Purchase Plan (incorporated by reference from Exhibit 10.12 to the Form 10K filed on March 18, 1998)

10.4 Amendment dated March 28, 1996 to the FMC Employees' Thrift and Stock Purchase Plan (incorporated by reference from Exhibit 10.6.a to the Form 10-K filed on March 18, 1998).

10.5 Amendments effective April 1 and June 1, 1995 to the FMC Employees' Thrift and Stock Purchase Plan (incorporated by reference from Exhibit 10.6.b to the Form 10-K filed on March 18, 1998).

10.6 Amendment dated October 1, 1997 to the FMC Employees' Thrift and Stock Purchase Plan (incorporated by reference from Exhibit 10.6.c to the Form 10-K filed on March 18, 1998).

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors
FMC Corporation:

We consent to incorporation by reference in the registration statement (No. 33-48984) on Form S-8 of FMC Corporation of our report dated June 26, 1998, relating to the statements of net assets available for plan benefits of FMC Employees' Thrift and Stock Purchase Plan, as of December 31, 1997 and March 31, 1997, and the related statements of changes in the net assets available for plan benefits for the year ended March 31, 1997 and the nine month period ended December 31, 1997, which report appears in the December 31, 1997 annual report on Form 11-K of FMC Employees' Thrift and Stock Purchase Plan for the fiscal year ended December 31, 1997.



                                        /s/ KPMG Peat Marwick LLP


Chicago, Illinois
June 26, 1998